UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)<F1>

                        NORTH AMERICAN WATCH CORPORATION

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)
                                   657209 20 1

                                 (CUSIP Number)

                                 Sonia Grinberg
                      c/o North American Watch Corporation
                                125 Chubb Avenue
                          Lyndhurst, New Jersey  07071


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 28, 1994
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

____________________
[FN]
<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No. 657209 20 1                     Page   2   of   5   Pages


 1  NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Sonia Grinberg

 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)/ /
    Not Applicable
                                                                      (b)/ /

 3  SEC USE ONLY


 4  SOURCE OF FUNDS*
         00

 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                  / /
    Not Applicable

 6  CITIZENSHIP OR PLACE OF ORGANIZATION
         United States

               7    SOLE VOTING POWER
NUMBER                  503,040
  OF
SHARES
BENEFICIALLY   8    SHARED VOTING POWER
OWNED                    34,779
 BY?
EACH           9    SOLE DISPOSITIVE POWER
REPORT-                 503,040
ING
PERSON        10    SHARED DISPOSITIVE POWER
WITH                     34,799

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              537,819

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /x/ 1,354,542 shares beneficially owned by Mrs. Sonia Grinberg's husband as to which shares Mrs. Sonia Grinberg disclaims beneficial ownership.

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              13.66%

14  TYPE OF REPORTING PERSON*
        IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

         Item 1. Security and Issuer.

                 Common Stock, par value $.01 per share

                 North American Watch Corporation
                 125 Chubb Avenue
                 Lyndhurst, New Jersey  07071

         Item 2. Identity and Background.  The Reporting Person is a natural person, and the required information is as follows:

                 (a)  The name of the Reporting Person is Mrs. Sonia Grinberg;

                 (b)  The residence of the Reporting Person is 101 Central Park

West, New York, New York  10023;

                 (c)  Not applicable;

                 (d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

                 (e)  During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and

                 (e)  The Reporting Person is a United States citizen.

                 Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person utilized no funds in the acquisition of the securities of the issuer triggering the filing of this Schedule 13D.  The securities were acquired by the Reporting Person as a gift from her husband, Mr. Gedalio

Grinberg.  The immediate family of the Reporting Person previously acquired securities of the issuer in transactions unrelated to the current acquisition and not made with any view to acquire additional securities of the issuer.

                 Item 4.  Purpose of Transaction.  The Reporting Person

acquired the securities as a gift and is retaining them for investment purposes. The Reporting Person currently has no plans or proposals, though she reserves the right to subsequently devise and implement such plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

                 Item 5.    Interest in Securities of the Issuer.

                 (a)  The Reporting Person beneficially owns five hundred

thirty-seven thousand eight hundred nineteen (537,819) shares of Class A Common

Stock, par value $.01 per share ("Class A Common Stock"), which is convertible on a one-for-one basis into Common Stock, par value $.01 per share, of the issuer (representing 13.66% of the issued and outstanding shares of the class of securities identified in Item 1).  Of these shares of Class A Common Stock,

five hundred three thousand forty (503,040) shares are owned individually by the Reporting Person, and thirty-four thousand seven hundred seventy-nine

(34,779) shares are owned by the Grinberg Foundation, a non-profit corporation of which Mrs. Sonia Grinberg, her husband and Mr. Leonard Silverstein are the directors and officers.  The Reporting Person expressly declares that the filing of this statement shall not be construed as an admission that the

Reporting Person is, for the purposes of Section 13(d), the beneficial owner of any securities covered by this statement other than those shares individually owned by the Reporting Person.

                 (b)   The Reporting Person has sole voting and dispositive

power with respect to the five hundred three thousand forty (503,040) shares of

Class A Common Stock individually owned by the Reporting Person and shared voting and dispositive power with Messrs. Gedalio Grinberg and Leonard

Silverstein with respect to the thirty-four thousand seven hundred seventy-nine

(34,779) shares of Class A Common Stock owned by the Grinberg Foundation.

                 (c)   On June 28, 1994, the Reporting Person acquired four

hundred fifty thousand (450,000) shares of the Class A Common Stock of the issuer by gift from her husband, Mr. Gedalio Grinberg.

                 (d)   To the knowledge of the Reporting Person, no other

person has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, such securities.

                 Item 6.    Contracts, Arrangements, Understandings or

Relationships with Respect to Securities of the Issuer.  The Reporting Person

is not a party to any contract, arrangement, understanding or relationship

(legal or otherwise) with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees,

joint ventures, loan or option  arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                 Item 7.    Material to be Filed as Exhibits.  None.

                                    Signature

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true,

complete and correct.

March 15, 1995                               /s/ Sonia Grinberg
                                          --------------------------
                                                 Sonia Grinberg